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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)



                                CORECOMM LIMITED
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                   21869Q-10-8
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                                 (CUSIP NUMBER)


                                 APRIL 12, 2001
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d - 1(b)
                           |X|      Rule 13d - 1(c)
                           |_|      Rule 13d - 1(d)





                                Page 1 of 6 Pages

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CUSIP No. 21869Q-10-8                13G                 Page 2 of 6 Pages
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 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     DEBRA BURUCHIAN
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     PENNSYLVANIA
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 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY OWNED                 5,706,278
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (6) SHARED VOTING POWER
                                    0
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    5,706,278
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                    0
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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,023,067(1)
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(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.1%(2)
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(12) TYPE OF REPORTING PERSON

     IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

--------

      (1) Includes: (i) 80,000 shares of common stock of CoreComm Limited ("Common Stock") held by the Reporting Person's minor child (ii) options to purchase 30,000 shares of Common Stock which are currently exercisable; and
(iii) 38,750 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm Limited (the "Series B Preferred Stock") held by the Reporting Person. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000. Based on initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 1,206,789 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor child, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

      (2) Based upon 98,018,345 shares of Common Stock outstanding on April 17, 2001, as reported to the Reporting Person by the Issuer.

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CUSIP No. 21869Q-10-8                13G                 Page 3 of 6 Pages
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ITEM 1(a).    NAME OF ISSUER:

              CoreComm Limited

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              110 East 59th Street, New York, NY 10022

ITEM 2(a).    NAME OF PERSON FILING:

              Debra Buruchian

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              Debra Buruchian c/o ATX Telecommunications Services, Inc., 50 Monument Road,
              Bala Cynwyd, PA 19004

ITEM 2(c).    CITIZENSHIP:

              Pennsylvania

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock

ITEM 2(e).    CUSIP NUMBER:

              21869Q-10-8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) |_| Broker or dealer registered under Section 15 of the Exchange Act;
              (b) |_|  Bank as defined in Section 3(a)(6) of the Exchange
                       Act;
              (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;
              (d) |_| Investment company registered under Section 8 of the Investment Company Act;
              (e) |_| An investment adviser in accordance with Rule 13-d(b)(1)(ii)(E);
              (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
              (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
              (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
              (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
              (j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

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CUSIP No. 21869Q-10-8                13G                 Page 4 of 6 Pages
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ITEM 4.       OWNERSHIP.

              (a)   Amount beneficially owned:

                    7,023,067(1)

              (b)   Percent of Class:

                    7.1%(2)

              (c)   Number of shares to which such person has:

                    (i)   Sole power to vote or to direct the vote:

                          5,706,278

                    (ii)  Shared power to vote or to direct the vote:

                          0

                    (iii) Sole power to dispose or to direct the disposition of:

                          5,706,278

                    (iv)  Shared power to dispose or direct the disposition of:

                          0

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.

              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF A GROUP.

              Not applicable

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(1) See Note 1 at the bottom of page 2 of this Schedule 13G.
(2) See Note 2 at the bottom of page 2 of this Schedule 13G.

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CUSIP No. 21869Q-10-8                13G                 Page 5 of 6 Pages
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ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 21869Q-10-8                13G                 Page 6 of 6 Pages
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 12, 2001                          By:  /s/ DEBRA BURUCHIAN
                                                 -------------------------------
                                                  DEBRA BURUCHIAN